

Mail Stop 3720

July 10, 2009

By U.S. Mail and facsimile to (781) 251-4655

Mr. Richard T. Riley
Executive Chairman
LoJack Corporation
200 Lowder Brook Drive, Suite 1000
Westwood, MA 02090

> **RE:** **LoJack Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **and Document Incorporated by Reference**
> **Filed March 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 1-08439**

Dear Mr. Riley:

We have reviewed your supplemental response dated June 12, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to prior comment 5.

  • Please note that the examples of triggering events to which you refer in paragraph 28 of SFAS 142 are only examples and were not meant to be the only events that would trigger an impairment test. Please provide us with more detailed analyses that you used at December 31, 2008 and March 31, 2009 to conclude that additional impairment charges were not required.

  • Further, based on your accounting policy on page 59, we note that you were required to perform your annual impairment tests as of October 31, 2008 and November 30, 2008. It appears to us that you only performed interim testing of your goodwill in the Boomerang segment as of September 30, 2008 based on certain triggering events. Please tell us whether you performed goodwill impairment tests for Boomerang, SCI and Locator Systems as of October 31, 2008 and November 30, 2008, respectively, and provide us with the results of those tests. Please note that such interim test does not preclude you from performing the required annual impairment tests.

2.   We note your response to prior comment 6. Please:

  • Tell us the historical growth rates you experienced for each of the last 3 years and explain in detail how such historical rates support the growth rates used in your discounted cash flow analysis.
  • Further, tell us your basis for a 3% growth rate used in determining the present value of the terminal value in 2008 as compared to the 1% growth rate that was used in 2007. Given the current and projected economic circumstances, we would have anticipated a reduction in the terminal growth rates used, when compared to last year, rather than an increase.
  • Also tell us about your stress testing and the amount of the negative growth rate that would have resulted in impairment.
  • Provide us with the number of years included in your projections up to the terminal period and provide us with the growth rates used for each of those years.

As we previously requested, please revise to provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate utilized in your cash flow projections. Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge. In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

*   *   *   *

As appropriate, please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551-3370 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director